UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-40752

RENEW ENERGY GLOBAL PLC

(Translation of registrant’s name into English)

C/O Vistra (UK) Ltd 3rd Floor

11-12 St James’s Square London SW1Y 4LB

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

Preliminary Results as of and for the Nine Months Ended and Three Months Ended December 31, 2021

On February 2, 2022, ReNew Energy Global plc (the “Company”) issued an earnings release announcing the preliminary results as of and for the nine months ended and three months ended December 31, 2021.

Share Repurchase Program

On February 2, 2022, the Company’s Board of Directors approved the Company’s proposal to commence a share repurchase program of up to $250 million of its Class A Ordinary shares (the “Share Repurchase Program”). The Company will commence the Share Repurchase Program following approval by the court of the cancellation of the Company’s share premium and registration of such order with the Companies House in the United Kingdom to create distributable profits as required under the UK Companies Act, 2006 for the Company to undertake any share repurchases under the Share Repurchase Program. The Share Repurchase Program does not obligate the Company to acquire any particular amount of Class A Ordinary Shares and may be suspended or discontinued at any time.

A copy of the joint press release announcing (i) the preliminary results as of and for the nine months ended and three months ended December 31, 2021, and (ii) the Board of Director’s approval of the Share Repurchase Program is attached as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	ReNew Announces $250 million Share Repurchase Program and Reiterates its FY’22 Guidance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 2, 2022	RENEW ENERGY GLOBAL PLC

	By	/s/ D. Muthukumaran
		Name:	D. Muthukumaran
		Title:	Chief Financial Officer